Exhibit 99.3


CIBA SPECIALTY CHEMICALS

HALF-YEAR REPORT 2003

CIBA SPECIALTY CHEMICALS RESISTS CHALLENGING ENVIRONMENT
*  Sales growth of 2% in local markets (-8% in CHF) despite adverse environment
* Profitability as expected lower than peak periods in 2002 due to negative currency influences; net income at CHF 193 million
*  Sustainable strong balance sheet
*  Accelerated investments in future growth


FINANCIAL HIGHLIGHTS (IN MILLIONS OF SWISS FRANCS, EXCEPT SHARE AND PER SHARE DATA)
------------------------------------------------------------------------------------------
FIRST-HALF TO FIRST-HALF COMPARISONS (UNAUDITED)
------------------------------------------------------------------------------------------
                                                                           Change in %
                                                                        ------------------
                                                                                   Local
Six months ended June 30                 H1 2003        H1 2002         CHF      curr. (a)
Net sales                                  3 379          3 682          -8            +2
Gross profit                               1 084          1 246         -13
Operating income (EBIT)                      327            426         -23            +2
Net income                                   193            224         -14
Earnings per share, basic and diluted       2.81           3.30         -15
EBITDA (b)                                   507            622         -19            +2
EBITDA margin(c)                           15.0%          16.9%
Operating income margin (d)                 9.7%          11.6%
Net cash provided by operating activities    244            481         -49
Free cash flow(e)                             44            277         -84
Net debt(f)                                1 523          1 738         -12
Research and development expenditures        139            148          -6
Number of employees at period end         18 959         19 092          -1


------------------------------------------------------------------------------------------
2ND QUARTER TO 2ND QUARTER COMPARISONS (UNAUDITED)
------------------------------------------------------------------------------------------
                                                                           Change in %
                                                                        ------------------
                                                                                   Local
Three months ended June 30               Q2 2003        Q2 2002         CHF      curr. (a)
Net sales                                  1 701          1 876          -9            -1
Gross profit                                 539            644         -16
Operating income (EBIT)                      158            224         -30           -10
Net income                                    85            116         -27
EBITDA (b)                                   248            322         -23            -7
EBITDA margin(c)                           14.6%          17.2%
Operating income margin(d)                  9.2%          12.0%

   (a)Change in percent in local currencies reflects the percent change in (i) 2003 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2002 and (ii) 2002 results, as reported.
   (b)EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.
   (c)EBITDA margin is calculated as EBITDA as a percentage of net sales.
   (d)Operating income margin is calculated as operating income as a percentage of net sales.
   (e)Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share.
   (f)Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments.

See also Condensed Consolidated Financial Statements

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------------
DEAR SHAREHOLDERS,

The first half of 2003, as expected, proved to be very challenging, particularly the second quarter, which has to be compared to the very strong second quarter of 2002. Volatile market conditions, uncertainty on the future direction of the global economy and severely adverse currency exchange rate movements all played a role. We began to address the market difficulties during the first half and we have clear strategies to master the remainder of the year.

Since the early introduction of "Fit for Growth!" in 2001, we have strengthened our position considerably by streamlining our Company and substantially reducing its cost structure. The majority of those initiatives are now complete and we are on track to achieve the stipulated cost savings. This year, we introduced "Managing for Growth" to spur organic top-line growth. Even before the global economy rebounds, we will leverage our financial strength to enhance our future prospects.

In May, we distributed to our shareholders the higher CHF 3 per share cash payout made possible in spite of last year's difficult environment, a total of CHF 206 million. And in June, we took an important step to further strengthen our balance sheet by locking in long-term financing at very attractive rates through our 15-year, 500 million Euro Bond issue. The bond issue was oversubscribed in just two hours.

The Company also continues to look at acquisitions, but will only realize them if they fulfill the defined strict criteria of strategic fit with the current portfolio and reasonable financial returns.

With the envisaged share buy back of up to a maximum of 10 percent of its registered shares, Ciba Specialty Chemicals is planning to return funds to shareholders while maintaining flexibility for acquisitions and a healthy balance sheet.

FINANCIAL RESULTS

Sales rose by 2 percent in local currencies in the first half of 2003. Volume rose 5 percent. We continued to grow strongly in Asia, Europe was steady and the Americas were slightly weaker.

EBITDA rose by 2 percent in local currencies thanks to our reduced cost base and further productivity improvements. In addition, despite the anticipated higher insurance and pension costs, we still managed to reduce our selling, general and administrative expenses by 8 percent in Swiss francs.

Adverse currency movements had a pronounced impact in the first half. The Swiss franc strengthened by 18 percent against the U.S. dollar alone, and the euro also strengthened against most major trading currencies. The spread between local currency results and consolidated Swiss franc results was very wide - 10 percent in sales and 25 percent in operating income - leading in Swiss francs to a reduction in sales of 8 percent and operating income of 23 percent. Even though these periodic shifts are largely outside our control, we succeeded in covering all exchange risks of booked transaction exposure through hedging. Net profit reached CHF 193 million for the first half of 2003, supported by a 37 percent reduction in net financial expenses.

Free cash flow, which is traditionally weaker in the first half, was clearly below last year's level. We overcame a similar situation in 2001, when first half free cash flow was below target. In conclusion, through the remainder of this year we will focus our efforts even more on asset management, sales price management and strict cost controls.

INVESTING IN FUTURE PROFITABLE GROWTH

We have decided to leverage our financial strength to our advantage now - making investments in the second half that will further improve our results when the economy does rebound.

Our main program this year, "Managing for Growth", is on track and already yielding results. In the second quarter, we generated a strong wave of enthusiasm and empowerment amongst our employees through their participation in workshops that focused on generating profitable growth in their own workplace. Each employee was involved and has identified concrete action plans to implement this year.

We have also invested in training and resources to develop 29 high-impact growth projects. During the second half, we will accelerate their implementation and invest in several other new projects. Some examples:

* New Middle East regional headquarters in Bahrain to take advantage of the many growth opportunities there.

* A similar new structure to better coordinate opportunities in Eastern
Europe.

* Additional resources for the fast-growing Asia-Pacific region, including taking on full ownership of a current joint venture in India for the production of whiteners.

* A new Expert Services Business Unit dedicated to leveraging our extensive internal knowledge and expertise into a sustainable revenue stream.

* Additional funding for the Research Fund for highpotential research projects, from CHF 10 million to CHF 15 million per year, to support the many promising ideas that have come forward from our researchers.

OUTLOOK

A variety of factors are currently making it difficult to predict short-term economic trends. Market conditions and customer order patterns remain very volatile and macroeconomic trends are unclear.

The second half of 2003 is proving to be more difficult than anticipated at the beginning of the year. There are still no clear signals of an economic recovery in the second half, which had been a key assumption of past forecasts. We nonetheless continue to expect local currency sales above last year's level for the full year 2003. The EBITDA margin in Swiss francs is expected to remain somewhat weaker than last year. The Company is taking firm steps in this difficult environment to reach net income of around last year's level and to push for a free cash flow of around CHF 500 million. These forecasts are dependent on relatively stable currency exchange rates vis-a-vis the Swiss franc and no further worsening of global economic conditions.

Ciba Specialty Chemicals sticks to its mid-term targets: 6 percent average annual growth, an EBITDA margin of 20 percent of sales and a free cash flow exceeding CHF 1 billion. Due to the challenging currency situation and difficult business environment, which is unexpectedly persistent, Ciba expects now to reach these targets later than originally envisaged.

Ciba Specialty Chemicals has built an efficient organization, based on excellent employees, innovative skills, financial strength and a strong commitment to our customers' markets. We have established a clear course for the future and with the continued support of you, our shareholders, we look forward to a bright future.

With best regards,

/s/ Armin Meyer


Armin Meyer
Chairman of the Board and Chief Executive Officer
Ciba Specialty Chemicals

FINANCIAL REVIEW
-------------------------------------------------------------------------------

OVERVIEW

As expected, the first half of 2003, and particularly the second quarter, was marked by continuing global economic uncertainty, volatile market conditions and low visibility on future market directions. Throughout the second quarter, hopes for a speedy recovery in the global economy diminished. As the quarter progressed, de-stocking measures at the customer level became more pronounced.

Results for the first half of 2003, and particularly for the second quarter, reflect this expected weakness. For one thing, the significant strengthening of the Swiss franc and the euro against most major trading currencies, especially the U.S. dollar, took its toll on margins. In addition, most business segments were comparing sales in both the first half and the second quarter against the peak comparable periods in 2002. This resulted in a significant base effect.

Sales rose by 2 percent in local currencies during the first half of 2003. In Swiss francs, sales reached CHF 3.379 billion, or 8 percent below the first half of 2002.

Gross profit reached CHF 1.084 billion, compared to CHF 1.246 billion in 2002.

Selling, general and administrative expenses declined by 8 percent in Swiss francs, fostered by the results of the earlier "Fit for Growth!" initiatives. These initiatives helped to offset not only ordinary cost increases but also the expected higher costs specifically for insurance and pensions.

Operating income rose by 2 percent in local currencies. In Swiss francs, it reached CHF 327 million, or 9.7 percent of sales. This first half EBIT margin indicates the strength of the Company's business portfolio and its relative resilience in business cycles.

EBITDA also rose by 2 percent in local currencies. In Swiss francs, it reached CHF 507 million (15.0 percent of sales).

Strong financial management led to a 24 percent reduction in net interest expense, further strengthening the Company's financial ratios. The Company successfully offset all currency exchange risks of its booked transaction exposure in the first half through hedging operations. The tax rate held steady at 27 percent of earnings before taxes.

Net income totaled CHF 193 million, or CHF 2.81 per share.

Ciba Specialty Chemicals strengthened its long-term financing position in June by issuing its debut Euro Bond, a 500 million euro credit facility that carries a very attractive interest rate of 4.875 percent over the next 15 years.

Free cash flow totaled CHF 44 million in the first half of 2003, substantially below the first half 2002 figure. This was due to lower operational results, a build-up of inventories in June, and the absence of certain positive currency effects that improved cash flow in the first half of 2002.

Although there had been signs of early customer purchasing in the first half, customer order patterns changed towards the end of the second quarter as expectations for an improved global economy diminished. The Company responded with a series of temporary shutdowns at selected production facilities.

Business visibility is still very limited. Macroeconomic trends are unclear and customer purchasing patterns remain erratic. Forecasting for the remainder of the year is difficult.

The second half of 2003 is proving to be more difficult than anticipated at the beginning of the year. There are still no clear signals of an economic recovery in the second half, which had been a key assumption of past forecasts. Ciba Specialty Chemicals nonetheless continues to expect local currency sales above last year's level for the full year 2003. The EBITDA margin in Swiss francs is expected to remain somewhat weaker than last year. The Company is taking firm steps in this difficult environment to reach net income of around last year's level and to push for a free cash flow of around CHF 500 million. These forecasts are dependent on relatively stable currency exchange rates vis-a-vis the Swiss franc and no further worsening of global economic conditions.

DETAILED HALF-YEAR RESULTS

As expected, market conditions continued to be volatile during the second quarter of 2003, with low visibility on future market directions leading to a very difficult operating environment for the first half of the year as a whole.

Currency exchange rates were severely adverse on a year-to-year basis. Both the Swiss franc and the euro strengthened substantially against the U.S. dollar and other major trading currencies during the first half of 2003. The Swiss franc strengthened by 18 percent against the dollar in the first half. This had a negative translation effect on sales revenue from the Company's largest market, the United States. Additionally, currency movements had a pronounced effect on profitability, since 55 percent of the company's production and administrative costs are based in Swiss francs and euro, compared to 38 percent of sales.

Following strong volume growth of 8 percent in the first quarter resulting from customer restocking in expectation of an economic recovery and advance purchases in anticipation of conflict in Iraq, the situation changed towards the end of the second quarter, as hopes for a quick rebound in the global economy did not materialize. The

Company noted a change in demand patterns in the latter part of the second quarter and, in order to counter inventory build- up, responded in June by temporarily closing selected production facilities.

The Company's early restructuring efforts resulting from the "Fit for Growth!" program introduced in 2001, along with its continuing emphasis on cost control, provided a clearly positive boost during this difficult period. The Company is well on track to achieve its stipulated savings goal of CHF 70 million. A number of the negative factors were substantially mitigated thanks to reduced operating costs, lower personnel costs and a more streamlined and efficient overall organization.

SALES

Sales rose by 2 percent in local currencies during the first half of 2003. In Swiss francs, they totaled CHF 3.379 billion. That was 8 percent lower than in 2002 due to adverse currency exchange rates. In the second quarter, sales totaled CHF 1.701 billion, 9 percent lower than last year's peak quarter. However, between the first and second quarter, sales rose by 1 percent in Swiss francs on gains in Asia-Pacific (+8 percent in Swiss francs) and Europe (+1 percent in Swiss francs).

Volume increased by 5 percent compared to the first half of 2002. Sales prices for the first half were 3 percent lower than in 2002, with particular pressure in the Company's semi-specialty product ranges such as base polymers and textile dyes. A sequential slowdown in price reductions was noted between the first and second quarters and selected price increases were announced in May to further help moderate the trend. This is expected to bring stronger support in the second half.

Geographically, in the first half of 2003, sales in Asia-Pacific rose by 6 percent in local currencies (-5 percent in Swiss francs) with particular strength seen in China and Japan; in Europe, sales were 1 percent higher (+1 percent in Swiss francs); and in the Americas, sales were 1 percent lower (-20 percent in Swiss francs). Towards the end of the second quarter, the Company noticed some weakening in the U.S. and U.K. markets stemming from the previously mentioned de-stocking trend.

GROSS PROFIT

Gross profit reached CHF 1.084 billion (32.1 percent of sales), compared to CHF 1.246 billion (33.8 percent of sales) in 2002.

In addition to the reduced cost base implemented as part of the "Fit for Growth!" program, further productivity improvements were made in the first half of 2003. Also, higher volume levels in the first quarter led to a higher capacity utilization rate. These measures, however, could not compensate for the effects of increases in raw material prices in certain segments, unfavorable currency exchange rates and pressures on sales prices. Raw material price increases were seen primarily in the Plastic Additives and Water & Paper Treatment business segments. It now appears that the peak of those increases passed during the second quarter.

OPERATING INCOME

Operating income (EBIT) in the first half of 2003 was 2 percent higher in local currencies than during the first half of 2002. There was a 25 percent negative impact on EBIT as the result of adverse currency exchange rates, which lowered the EBIT margin by between 1.5 and 2 full percentage points. In Swiss francs, EBIT totaled CHF 327 million (9.7 percent of sales) compared to last year's total of CHF 426 million (11.6 percent of sales).

The Company's early and proactive steps to reduce costs over the past two years helped to lower selling, general and administrative costs during the first half of 2003 by 8 percent in Swiss francs. Among the productivity improvements achieved by the Company was the implementation of harmonized order desks in its new supply chain system, which will help to further improve inventory management.

Since administrative costs developed more favorably than sales, the Company was able to absorb higher costs associated with increased volume growth, normal inflationary cost increases and the anticipated higher costs for pension fund contributions, insurance and the change of accounting of share based remuneration. The Company initiated actions during the first half to mitigate margin pressure. Among these measures are tight management of discretionary spending and recruitment.

EBITDA also increased by 2 percent in local currencies during the first half of 2003. In Swiss francs, it reached CHF 507 million (15.0 percent of sales), compared to last year's total of CHF 622 million (16.9 percent of sales).

Research and development costs as a percentage of sales increased slightly during the first half to 4.1 percent (from 4.0 percent). In addition, the Company is raising its commitment to innovation by providing 50 percent more funding for its Research Fund, the vehicle for supporting high-potential research projects. Funding will be increased from CHF 10 million to CHF 15 million per year.

FINANCIAL EXPENSES

Net interest expense (interest expense less interest income) was reduced by 24 percent in the first half of 2003 from CHF 64 million to CHF 48 million, further improving the

Company's already solid financial ratios. These ratios were instrumental in securing very attractive interest rates for the Company's 500 million Euro Bond issue in June.

Successful hedging operations allowed the Company to completely offset currency exchange risks of its booked transaction exposure for the first half of 2003.

The Company's tax rate remained steady at 27 percent of earnings before taxes.

NET INCOME

Net income reached CHF 193 million for the first half of 2003 (CHF 2.81 per share), compared to CHF 224 million last year (CHF 3.30 per share).

BALANCE SHEET

Ciba Specialty Chemicals took a significant step in June to strengthen its long-term financing at very low interest rates. A new, 15-year 500 million Euro Bond issue was launched as part of the Company's conservative strategy to assure a base long-term debt level at very attractive rates.

Net debt rose slightly compared to the end of last year due to the lower free cash flow total and the increased payout to shareholders. In May, the Company distributed its CHF 3 per share cash payment to shareholders, a total payout of CHF 206 million.


CASH FLOW

Free cash flow for the first half of 2003 fell below the comparable period in 2002 to CHF 44 million. This was due to lower operational results, a build-up of inventories in June due to certain de-stocking amongst customers that was mitigated by selected temporary production shutdowns and the absence of certain positive currency effects that improved cash flow in the first half of 2002. In addition, Ciba Specialty Chemicals' strong growth in Asia, where payment terms are traditionally longer, led to an increase in receivables as a percentage of sales.

Traditionally, free cash flow totals are higher in the second half of the year. The Company is committed to striving for a free cash flow by year-end of around CHF 500 million.


SEGMENT RESULTS

SALES

For most segments, the comparison of sales for the second quarter of 2003 comes against the peak quarter for sales in 2002. As a result, the base effect was significant both from the perspective of the overall business climate as well as the unusually strong movement in exchange rates. Nevertheless, Plastic Additives and Water & Paper Treatment (especially in the water treatment business) enjoyed reasonable volume growth in the first half of this year compared to 2002. In the latter part of the second quarter, some market weakness was observed, particularly in the plastics and automotive markets.

In general, price erosion was heaviest among the semispecialty product ranges, such as base polymers and textile dyes. The specialty product ranges fared more favorably. Several segments announced selected price increases in May, including Plastics Additives and Water & Paper Treatment, which implemented their price increases following an increase in their own raw material prices. This is already beginning to show a positive influence and is anticipated to bring additional benefits in the second half.

Textile Effects faced a particularly strong base effect and its dyes business faced heavy price pressure and only a moderate increase in volume. The segment's textile chemicals business continued to perform well. Results in June were considerably improved over recent months. Home & Personal Care saw strong sales of whiteners. In addition, sales of UV absorbers for sunscreen protection were very strong in the first quarter leading up to the summer months, with a more moderate development in the second quarter.

INCOME

The strongly negative currency exchange rate movements affected every segment to a varying degree, as most have higher production costs in Swiss francs and euros than sales revenue. Water & Paper Treatment, with its strong production base in the U.K., was the least impacted by this trend. Raw material prices continued to climb in the second quarter for both Plastic Additives and Water & Paper Treatment, leading to additional margin pressures. It now appears that the peak of those increases passed towards the middle of the second quarter.

The effects from adverse currency exchange rates and higher raw material costs could only be partially compensated by productivity improvements and tight cost management. In addition, the improved capacity utilization rates in the first quarter, which came from higher volume growth, were impacted late in the second quarter as production had to be decreased to account for de-stocking by customers.

Several segments made special investments towards more profitable future growth. For example, Home & Personal Care incurred necessary costs to pursue registration in preparation for the launch of its UV absorber line in the United States. In addition, Water & Paper Treatment hired new personnel in Asia to pursue growth opportunities in that region.

Actions to mitigate margin pressure began during the first half and have already started to yield results. Among these steps are the renegotiation of raw material contracts and tight management of both discretionary spending and recruitment.

INVESTING FOR THE FUTURE

The Company has made a strategic decision to leverage its financial strength in the pursuit of profitable organic growth. At the beginning of the year, the Company launched a new program, "Managing for Growth", designed to focus the entire organization on the pursuit of profitable top-line growth. During the first half of 2003, 29 high-impact growth projects were initiated with high speed in the areas of cross-segment growth, innovation, geographic growth and service offerings. Several of them are in advanced stages and nearing implementation. Positive results from this program are expected to begin in 2004.

Also, during the second quarter all employees were involved in a comprehensive program designed to analyze and identify areas for profitable growth in which each individual has direct control. All 19,000 employees have developed concrete action plans to be completed by the end of 2003.

Ciba Specialty Chemicals' management believes that profitable organic growth is a key element to future success. As a result, a number of actions will be finalized during the second half of the year and additional funding will be provided. In addition to the increased funding for the Research Fund discussed earlier, some other examples include:

* New Middle East regional headquarters in Bahrain to coordinate a local sales force and take advantage of the many opportunities there.

* A similar project for Eastern Europe bringing a more coordinated approach to existing activities.

* Additional resources for the fast-growing Asia-Pacific region, including taking on full ownership of a current joint venture in India for the production of whiteners.

* A new Expert Services Business Unit dedicated to leveraging the Company's extensive internal knowledge and expertise into a sustainable revenue stream.

OUTLOOK

A variety of factors are currently making it difficult to predict short-term economic trends. Market conditions and customer order patterns remain very volatile and macroeconomic trends are unclear.

The second half of 2003 is proving to be more difficult than anticipated at the beginning of the year. There are still no clear signals of an economic recovery in the second half, which had been a key assumption of past forecasts. Ciba Specialty Chemicals nonetheless continues to expect local currency sales above last year's level for the full year 2003. The EBITDA margin in Swiss francs is expected to remain somewhat weaker than last year. The Company is taking firm steps in this difficult environment to reach net income of around last year's level and to push for a free cash flow of around CHF 500 million. These forecasts are dependent on relatively stable currency exchange rates vis-a-vis the Swiss franc and no further worsening of global economic conditions.

Ciba Specialty Chemicals sticks to its mid-term targets: 6 percent average annual growth, an EBITDA margin of 20 percent of sales and a free cash flow exceeding CHF 1 billion. Due to the challenging currency situation and difficult business environment, which is unexpectedly persistent, Ciba expects now to reach these targets later than originally envisaged.

DISCLAIMER: NO SECURITIES OFFERING

This report is not and under no circumstances is to be construed as an offer to purchase or sell any securities issued by Ciba Specialty Chemicals and does not constitute an offer or solicitation for investment or funds.

The offer that reference is made to herein will not be made in the United States of America and to U.S. persons and may be accepted only by Non-U.S. persons and outside the United States. Offering materials with respect to this offer must not be distributed in or sent to the United States and must not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

NON-U.S. GAAP MEASURES

EBITDA, EBITDA margin, free cash flow, net debt and changes in percent in local currencies are non-U.S. GAAP (United States Generally Accepted Accounting Principles) measures. These measures are presented as additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with U.S. GAAP, and may not be comparable with similarly-titled measures reported by other companies as the measures are not defined under U.S. GAAP. Management believes the non-U.S. GAAP measures will assist investors' understanding of the performance and liquidity of the Company by providing investors with an additional measure to assess the Company's cash flows and available resources for capital expenditures, debt service and capacity, acquisitions, dividends and other uses. The non-U.S. GAAP measures form part of the Company's value-based management reporting system and are used by management to analyze the results of operations and financial condition of the Company and assess the comparative operating performance of the businesses of the Company.


FREE CASH FLOW RECONCILIATION (UNAUDITED)
A reconciliation of free cash flow to net cash provided by operating activities is as follows:

-------------------------------------------------------------------------------------------
Six months ended June 30,                                                      2003    2002
-------------------------------------------------------------------------------------------
Free cash flow                                                                   44     277
Net cash from investing activities before sale (acquisition) of businesses       63      82
Pro forma dividend of CHF 2 per share                                           137     134
Restructuring payments                                                            0     -12
-------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                       244     481
-------------------------------------------------------------------------------------------


COMPONENTS OF NET DEBT (UNAUDITED)
-------------------------------------------------------------------------------------------
June 30,                                                                       2003    2002
-------------------------------------------------------------------------------------------
Short-term debt                                                               1 186     290
Long-term debt                                                                3 091   3 542
Cash and cash equivalents                                                    -2 738  -2 058
Short term investments                                                          -16     -36
-------------------------------------------------------------------------------------------
NET DEBT                                                                      1 523   1 738
-------------------------------------------------------------------------------------------



EXCHANGE RATES OF PRINCIPAL CURRENCIES TO CHF (UNAUDITED)
-------------------------------------------------------------------------------------------
                                               Average rates during          End of
                                                      period              period rates
                                              -----------------------  --------------------
Six months ended June 30,                        2003        2002         2003        2002
-------------------------------------------------------------------------------------------
1 U.S. dollar    (USD)                           1.35        1.64         1.34        1.48
1 British pound  (GBP)                           2.18        2.36         2.23        2.26
1 Euro           (EUR)                           1.49        1.47         1.54        1.47
100 Japanese yen (JPY)                           1.14        1.26         1.13        1.23
-------------------------------------------------------------------------------------------
Three months ended June 30,
-------------------------------------------------------------------------------------------
1 U.S. dollar    (USD)                           1.34        1.60         1.34        1.48
1 British pound  (GBP)                           2.16        2.33         2.23        2.26
1 Euro           (EUR)                           1.51        1.46         1.54        1.47
100 Japanese yen (JPY)                           1.13        1.26         1.13        1.23

FORWARD-LOOKING STATEMENTS

Forward-looking statements and information contained in this Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(in millions of Swiss francs, except share and per share data)
-------------------------------------------------------------------------------

Six months ended June 30,                              Notes             2003         2002
-------------------------------------------------------------------------------------------
Net sales                                                               3 379        3 682
Cost of goods sold                                                      2 295        2 436
-------------------------------------------------------------------------------------------
GROSS PROFIT                                                            1 084        1 246
Selling, general and administrative                                       605          659
Research and development                                                  139          148
Amortization of intangible assets                      4                   16           17
Income from earnings of equity affiliates                                 (3)          (4)
-------------------------------------------------------------------------------------------
OPERATING INCOME                                                          327          426
Interest expense                                                         (66)         (90)
Interest income                                                            18           26
Other financial expense, net                                             (11)         (29)
-------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS, BEFORE
INCOME TAXES AND MINORITY INTEREST                                        268          333
Provision for income taxes                                                 72          100
-------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS, BEFORE
MINORITY INTEREST                                                         196          233
Minority interest                                                           3            9
-------------------------------------------------------------------------------------------
NET INCOME(i)                                                             193          224
-------------------------------------------------------------------------------------------
BASIC AND DILUTED EARNINGS PER SHARE(i)                7                 2.81         3.30
WEIGHTED AVERAGE SHARES OUTSTANDING
Basic                                                  7           68 638 487   67 893 686
Diluted                                                7           72 099 886   68 010 102
-------------------------------------------------------------------------------------------

(i) Effective January 1, 2003, the Company adopted the fair value method of accounting for stock options per Statement of Financial Accounting Standards No. 123, as amended. Had the Company applied the fair value method in 2002, pro forma net income would have been CHF 219 million, and pro forma basic and diluted earnings per share CHF 3.22. See note 8.

See Notes to Condensed Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in millions of Swiss francs, except share and per share data)

------------------------------------------------------------------------------------------
                                                                  (UNAUDITED)
                                                                     June 30, December 31,
                                                       Notes             2003         2002
------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                               2 738       2 361
Short-term investments                                                     16          16
Accounts receivable, net                                                1 125       1 014
Inventories                                            3                1 483       1 446
Prepaid and other current assets                                          427         477
------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                    5 789       5 314
------------------------------------------------------------------------------------------
Property, plant and equipment, net                                      3 046       3 196
Goodwill                                                                1 352       1 382
Intangible assets, net                                 4                  670         694
Financial investments                                                     164         172
Other assets                                                            1 036       1 034
------------------------------------------------------------------------------------------
TOTAL ASSETS                                                           12 057      11 792
------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                          547         549
Short-term debt                                                         1 186       1 496
Income taxes payable                                                      128         108
Accruals and other current liabilities                                    857         942
------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                               2 718       3 095
------------------------------------------------------------------------------------------
Long-term debt                                         5                3 091       2 344
Deferred income taxes                                                     404         386
Other liabilities                                                       1 529       1 537
------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                       7 742       7 362
------------------------------------------------------------------------------------------
MINORITY INTEREST                                                          73          76
------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                   6
Common stock(i)                                                           433         649
Additional paid-in capital                                              4 208       4 186
Retained earnings                                                         391         198
Accumulated other comprehensive income (loss)                           (428)       (360)
Treasury stock, at cost(ii)                                             (362)       (319)
------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                              4 242       4 354
------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                             12 057      11 792
------------------------------------------------------------------------------------------

   (i) Par value CHF 6 per share (December 31, 2002: par value CHF 9 per share), 82 130 117 shares authorized and 72 130 117 shares issued at June 30, 2003 and December 31, 2002.

   (ii)  June 30, 2003: 3 698 851 treasury shares; December 31, 2002: 3 192 087 treasury shares.

See Notes to Condensed Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in millions of Swiss francs)

-------------------------------------------------------------------------------------------------------------
Six months ended June 30,                                                                      2003      2002
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                                      193       224
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization                                                                   180       196
Deferred income taxes                                                                             3        41
Unremitted earnings of equity affiliates                                                          1         2
Restructuring payments                                                                            0      (12)
Loss (Gain) on sale/disposal of assets, net                                                       1       (4)
Minority interest and other non-cash items, net                                                (14)       161
Changes in operating assets and liabilities:
Short-term investments                                                                            0         5
Accounts receivable, net                                                                      (111)     (172)
Inventories                                                                                    (51)        17
Accounts payable                                                                                  4        64
Other operating assets and liabilities                                                           38      (41)
-------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                       244       481
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                           (88)      (87)
Proceeds from sale of assets                                                                     20        10
Sale (acquisition) of businesses, net of cash(i)                                               (71)      (69)
Loans and other long-term assets                                                                  5       (6)
-------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                         (134)     (152)
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term debt, net                                                                 25         4
Proceeds from long-term debt                                                                    738         0
Repayments of long-term debt                                                                  (229)       (7)
Dividends paid                                                                                    0     (134)
Capital reduction paid                                                                        (206)      (69)
Treasury stock transactions                                                                    (45)       381
Other                                                                                             0       (1)
-------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                                           283       174
-------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                                   (16)      (47)
-------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                       377       456
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                  2 361     1 602
Cash and cash equivalents, end of June                                                        2 738     2 058
-------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest                                                                         (82)     (133)
Cash paid for income taxes                                                                     (49)      (35)
-------------------------------------------------------------------------------------------------------------

(i) Sale (acquisition) of businesses, net of cash, includes cash paid for minor strategic acquisitions and cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business.

See Notes to Condensed Consolidated Financial Statements

CONDENSED BUSINESS SEGMENT DATA (UNAUDITED)
(in millions of Swiss francs)

------------------------------------------------------------------------------
SIX MONTHS ENDED 30 JUNE,           2003         2002
NET SALES
-----------------------------------------------------
Plastic Additives                    879          939
Coating Effects                      911        1 002
Water & Paper Treatment              677          724
Textile Effects                      729          816
Home & Personal Care                 183          201
-----------------------------------------------------
TOTAL NET SALES                    3 379        3 682
-----------------------------------------------------

OPERATING INCOME
-----------------------------------------------------
Plastic Additives                    100          133
Coating Effects                      160          171
Water & Paper Treatment               48           52
Textile Effects                       46           79
Home & Personal Care                  18           26
Corporate                           (45)         (35)
-----------------------------------------------------
TOTAL OPERATING INCOME               327          426
-----------------------------------------------------

DEPRECIATION AND AMORTIZATION
-----------------------------------------------------
Plastic Additives                     46           53
Coating Effects                       47           50
Water & Paper Treatment               41           44
Textile Effects                       30           33
Home & Personal Care                  12           13
Corporate                              4            3
-----------------------------------------------------
TOTAL DEPRECIATION AND AMORTIZATION  180          196
-----------------------------------------------------

EBITDA(i)
-----------------------------------------------------
Plastic Additives                    146          186
Coating Effects                      207          221
Water & Paper Treatment               89           96
Textile Effects                       76          112
Home & Personal Care                  30           39
Corporate                           (41)         (32)
-----------------------------------------------------
TOTAL EBITDA(i)                      507          622
-----------------------------------------------------

(i) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income plus depreciation and amortization.

The Company is organized into five reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company's reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company. Intersegment sales are eliminated on consolidation and, as a result, reportable segment net sales reflect only sales to third parties.

The Company evaluates the performance of its reportable segments based on operating income before restructuring and special charges, corporate related items, and certain other net expenses not allocated to reportable segments. EBITDA also forms part of the Company's value based management reporting system which is used by management to analyze the results of operations and the financial condition of the Company. Management is of the opinion that EBITDA is an important measure of comparative operating performance for the businesses of the Company and, when used in comparison to debt levels or the coverage of interest expense, as a measure of financial stability.

EBITDA is a non-United States Generally Accepted Accounting Principles ("U.S. GAAP") supplementary financial indicator. As with any supplementary financial indicator, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flows from operating activities and other measures of financial performance and liquidity reported in accordance with U.S. GAAP. The Company derives EBITDA from financial measures prepared in accordance with U.S. GAAP.

DESCRIPTION OF SEGMENTS

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment's products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and lubricants. The service business adds value to customers by providing solutions in product applications.

The segment Coating Effects is a leading global manufacturer of organic pigments and the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments, as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, plastics and fibers industries. The end-user markets for its products and service are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as `effect chemicals' which provides solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment's products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

See Notes to Condensed Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in millions of Swiss francs, except share and per share data)
-------------------------------------------------------------------------------


1. BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared from the unaudited records of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the "Company") in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") for interim financial information and accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information refer to the Notes to Consolidated Financial Statements included in the Financial Review of the 2002 Annual Report. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated statements of income, balance sheets and cash flows for the interim periods presented. Certain reclassifications to the 2002 financial statements have been made to conform to the 2003 presentation.

2. ACQUISITIONS AND DIVESTITURES

MINOR ACQUISITIONS AND DIVESTMENTS

In May 2002, the Company purchased Melapur B.V. ("Melapur") from DSM N.V. for CHF 22 million (EUR 15 million). Melapur is a provider of halogenfree melamine-based flame retardants. The purchase terms provide that if the Melapur business were to achieve certain sales growth percentages during any of the three calendar years after 2001, additional purchase consideration of up to CHF 5 million (EUR 3.5 million) would be paid to the sellers. The 2002 sales growth percentage was not achieved, therefore no additional purchase consideration was payable for 2002. As a result, the maximum additional purchase consideration remaining at June 30, 2003 is CHF 3.3 million (EUR 2.3 million). The other intangible assets acquired are being amortized over a weighted average useful life of 12 years. The results of operations for Melapur have been included in the Company's statement of income from the date of acquisition. The business acquired expands the range of flame retardants of the Plastic Additives Segment.

3. INVENTORIES

-----------------------------------------------------------
                                  (UNAUDITED)
                                     JUNE 30,   December 31,
                                         2003          2002
-----------------------------------------------------------
Raw materials                             199           180
Work in process and finished goods      1 284         1 266
-----------------------------------------------------------
TOTAL                                   1 483         1 446
-----------------------------------------------------------

Work in process and finished goods are shown net of allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 54 million as of June 30, 2003 and CHF 58 million as of December 31, 2002.


4. INTANGIBLE ASSETS

Intangible assets by major class consist of the following:

-------------------------------------------------------------------------------------------
                                   GROSS CARRYING             ACCUMULATED      NET CARRYING
JUNE 30, 2003 (UNAUDITED)                   VALUE            AMORTIZATION             VALUE
-------------------------------------------------------------------------------------------
Developed technology/Know-how                 754                   (137)               617
Patents                                        36                     (8)                28
Trademarks and tradenames                       3                       0                 3
Minimum pension liability                      17                       -                17
Other intangibles                               6                     (1)                 5
-------------------------------------------------------------------------------------------
TOTAL                                         816                   (146)               670
-------------------------------------------------------------------------------------------

December 31, 2002
-------------------------------------------------------------------------------------------
Developed technology/Know-how                 763                   (125)               638
Patents                                        37                     (6)                31
Trademarks and tradenames                       3                       0                 3
Minimum pension liability                      19                       -                19
Other intangibles                               4                     (1)                 3
-------------------------------------------------------------------------------------------
TOTAL                                         826                   (132)               694
-------------------------------------------------------------------------------------------

For the first six months of 2003, amortization of intangibles amounted to CHF 16 million (2002: CHF 17 million). Based on the intangible asset values at June 30, 2003, the estimated annual intangible amortization expense is expected to be as follows: 2003: CHF 33 million, 2004: CHF 33 million, 2005: CHF 33 million, 2006: CHF 32 million, 2007: CHF 32 million, 2008 and thereafter CHF 506 million.

5. LONG-TERM DEBT

In June 2003, the Company issued EUR 500 million of unsecured notes (the "Notes"). The Notes mature June 2018, bear interest at a fixed rate of 4.875 percent, and had an issue price of 99.922 percent. The net proceeds for the issuance of these notes totaled CHF 738 million.

6. SHAREHOLDERS' EQUITY

At the Company's Annual General Meeting on March 6, 2003, the shareholders voted in favor of a proposal made by the Board of Directors not to pay a dividend in 2003 (2002: CHF 134 million paid on March 27, 2002). The shareholders approved an extraordinary payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 9 per share to CHF 6 per share. The capital reduction payment was made on May 23, 2003, totaling CHF 206 million (2002: CHF 69 million paid on June 28, 2002).

The Company purchased, net of sales, 506 764 shares of treasury stock in the first half of 2003 (sold, net of purchases, 3 194 536 shares in the first half of 2002) at market prices or, in the instance of sales of treasury stock in connection with the Company's employee stock plans, at the respective exercise prices.

The components of accumulated other comprehensive income (loss) as per the accompanying Consolidated Balance Sheets are as follows:


-----------------------------------------------------------------------------------------------------------
                                                                     (UNAUDITED)
                                                                        June 30,               December 31,
                                                                            2003                       2002
-----------------------------------------------------------------------------------------------------------
Currency translation adjustment                                            (351)                      (285)
Minimum pension liability, net of tax                                       (77)                       (77)
Other, net of tax                                                             0                          2
-----------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                              (428)                      (360)
-----------------------------------------------------------------------------------------------------------


The components of comprehensive income for the six month periods ended June 30, 2003 and 2002 are as follows:

-----------------------------------------------------------------------------------------------------------
Six months ended June 30,                                                   2003                       2002
-----------------------------------------------------------------------------------------------------------
Net income                                                                  193                        224
Change in currency translation adjustment                                   (66)                       (86)
Change in unrealized loss on available-for-sale
securities, net of tax                                                        0                          5
Other                                                                        (2)                        (1)
-----------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                                  125                        142
-----------------------------------------------------------------------------------------------------------


7. EARNINGS PER SHARE

For the six months ended June 30, 2003, the difference of 3 461 399 in the weighted average number of shares outstanding for the purposes of computing the diluted earnings per share was due to the inclusion of the dilutive effect of the assumed conversion of the 1.25% convertible bonds, issued July 1998. None of the bonds were converted into the Company's common stock and, on July 24, 2003, the Company repaid these bonds at their scheduled maturity date. For the six months ended June 30, 2002, the calculation of diluted earnings per share excluded the assumed conversion of these convertible bonds, as their inclusion would have been antidilutive.

For the six months ended June 30, 2003, all stock options were antidilutive and, therefore, had no effect on the weighted average number of shares outstanding. In 2002, the difference of 116 416 in the weighted average number of shares outstanding for the purposes of computing the diluted earnings per share was due to the inclusion of the dilutive effect of previously granted stock options with exercise prices between CHF 108 and CHF 115, as their exercise prices were less than the average market price of the Company's shares for the six month period ended June 30, 2002.

The calculation of diluted earnings per share excluded 2 116 198 stock options outstanding in 2003 (2002: 405 486 options), which have exercise prices between CHF 83 and CHF 179 (2002: CHF 165 and CHF 183), as their inclusion would have been antidilutive.

8. CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING STANDARDS

CHANGE IN ACCOUNTING POLICY

Goodwill and Other Intangible Assets
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 142 "Goodwill and Other Intangible Assets". SFAS No. 142 requires goodwill to be reviewed annually for impairment (and on an interim basis under certain circumstances) and does not permit goodwill to be amortized to earnings. Other identifiable intangibles continue to be amortized to earnings over their estimated useful lives. The Company fully adopted this statement as of January 1, 2002. An initial impairment test of goodwill was required to be performed as of January 1, 2002. The Company completed its latest required impairment test in 2002 and determined that its reported goodwill was not impaired. The company will complete its required impairment test for 2003 during the second half of the year.

Stock based compensation
Effective January 1, 2003, the Company adopted the fair value method of accounting for stock option plans as defined in SFAS No. 123 "Accounting for Stock-Based Compensation" as amended. As a consequence, employee stock option grants and other stock based compensation plans are recorded as expense over the vesting period of the award based on their fair values at the date the stock based compensation is granted. In December 2002 the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123" that allows companies adopting the fair value method under SFAS No. 123 to choose from three alternative transition methods. The Company elected to adopt the modified prospective method that recognizes stock-based compensation expense from January 1, 2003 as if the fair value based accounting method had been used to account for all outstanding unvested employee awards granted, modified or settled in prior years.

In 2002 and prior years, the Company applied the disclosure-only provisions of SFAS No. 123 in accounting for its stock-based compensation plans that permitted the application of the intrinsic value method, as defined in Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, the Company recognized no compensation expense related to certain stock based compensation plans, as certain stock options have been granted at a price equal to the market price on the day of the grant and the discount offered under its employee share ownership plan was at a discount rate permitted without requiring compensation costs to be recorded.

PRO FORMA DISCLOSURE
The pro forma information below provides the amounts that would have been recorded had the Company elected to fully implement the provisions of SFAS 123 in both periods presented rather than having elected to adopt prior to January 1, 2003, the disclosure-only provisions of SFAS 123. No pro forma compensation expense was recorded as a result of the capital reduction repricing. The pro forma amounts presented below reflect the portion of the estimated fair value of awards granted in 2003 and 2002, based on the vesting or service period over which the awards are earned.

-------------------------------------------------------------
Six months ended June 30,                    2003       2002
-------------------------------------------------------------
Net income, as reported                       193        224
Add: Stock-based employee compensation
expense included in reported net income,
net of related tax effects                     10          6
Deduct: Stock-based employee compensation
expense determined as if the fair value based
method was used for all plans, net of related
tax effects                                   (10)       (11)
-------------------------------------------------------------
PRO FORMA NET INCOME                          193        219
-------------------------------------------------------------
EARNINGS PER SHARE
Basic and diluted - as reported              2.81       3.30
Basic and diluted - pro forma                2.81       3.22
-------------------------------------------------------------


NEW ACCOUNTING STANDARDS

Accounting for asset retirement obligations
In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company adopted this new standard as of January 1, 2003. The adoption did not have a material effect on its results of operations and financial position.

Accounting for costs associated with exit or disposal activities
In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" which addresses the accounting for restructuring and similar costs. This standard supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This standard requires that a liability associated with an exit activity that does not involve a newly acquired company in a business combination, or a disposal activity covered by SFAS No. 144, be recognized when the liability is incurred instead of recognizing the liability at the date of a company's commitment to an exit plan, as was required under EITF Issue No. 94-3. The standard establishes that the fair value of the liability is the objective for initial measurement of the liability and requires that the liability be updated for any changes in its fair value each reporting period. With respect to one-time employee termination costs, SFAS No. 146 changed the accounting in situations where the employee to be terminated is required to render service between the notification date of their termination and the date the employee will be terminated in order to receive any termination benefits. For these situations when the required post-notification service period extends beyond the minimum retention period required by local law, the fair value liability will be amortized over the service period. As required, the Company will apply this new standard for any exit or disposal activities that may be initiated after December 31, 2002. Accordingly, the impact of the adoption of SFAS No. 146 on the Company's future financial position or results of operations will depend upon the timing of and facts underlying any future exit or disposal activities.

Accounting and disclosure for guarantees
In November 2002, the FASB issued Interpretation No. 45 ("FIN No. 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. As required, the Company will apply the initial recognition and initial measurement accounting provisions of FIN No. 45 for any guarantees issued or modified after December 31, 2002. No such guarantee issues or modifications have occurred subsequent to December 31, 2002, therefore the adoption of FIN No. 45 has not had a material impact on the Company's financial position or results of operations.

Amendment to SFAS No. 133
In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The Company is required to adopt this new standard as of July 1, 2003, and currently does not expect the adoption to have a material effect on its future results of operations and financial position.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity
In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments created or modified after May 31, 2003 and for certain financial instruments entered into prior to then. The Company currently does not have any financial instruments to which SFAS No. 150 applies. Therefore, the Company does not expect the adoption to have a material effect on its results of operations and financial position.

Consolidation of Variable Interest Entities
In January 2003, the FASB issued Interpretation No. 46 ("FIN No. 46") "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51". FIN No. 46 introduces a new consolidation model, the variable interests model, to determine control and consolidation of variable interest entities (VIE). A VIE is an entity that, by design, lacks sufficient equity or is structured such that the decision making ability of its equity holders is limited. FIN No. 46 generally requires consolidation of a VIE by its primary beneficiary. A VIE's primary beneficiary is the enterprise that, as a result of its interest in the VIE, absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both. FIN No. 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. The Company has not created or obtained an interest in any VIEs in 2003. For any VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, the interpretation applies effective July 1, 2003.

The Company participates in a leasing arrangement with a trust that is a VIE where the Company is the primary beneficiary. The trust was previously not consolidated. The leasing arrangement was entered into in 1995 by Ciba-Geigy, a predecessor of the Company and has been accounted for as an operating lease. The trust was created to issue debt and interest-bearing equity to fund the acquisition of land and construction of a facility thereon that it leased to the Company. The Company has not modified the leasing arrangement since its inception and currently utilizes the facility in its business operations. The lease provides the Company the option to purchase the facility in 2005 for a termination value of CHF 91 million (USD 68 million), which the trust would use to repay its debt. Should the Company choose not to purchase the facility, it will be liable for any shortfall between the market value of the facility and the termination value. Conversely, any excess market value of the facility above the termination value would be retained by the Company. The Company has not yet determined the carrying amount of assets that will be included in the consolidated balance sheet upon consolidation of the trust. Accordingly, the Company has not yet determined the cumulative effect adjustment that will be required upon adoption of FIN No. 46.

Certain other existing authoritative pronouncements have been amended to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect the adoption of any of these amendments to have a material effect on the results of its operations and financial position.


9. CONTINGENCIES

CONTINGENCIES

The Company operates in countries where political, economic, social, and legal developments could have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying condensed consolidated financial statements. In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that none of these matters will have any material adverse effect in relation to its business, financial position or results of operations.

GUARANTEES

In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of June 30, 2003, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 17 million of which CHF 4 million expire in 2003, CHF 11 million expire in 2004 and CHF 2 million expire in 2005. In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At June 30, 2003, the Company had issued CHF 35 million of environmental indemnifications that decrease to CHF 23 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the `Environmental Matters' section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of June 30, 2003, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 13 million (2002: CHF 13 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (2002: CHF 1 million).

TAXES

In their tax audit of the Company's operations in Grenzach, Germany, the German tax authorities have made a substantial tax adjustment. In accordance with the Master Spin-off Agreement with Novartis and with Swiss commercial law, management is of the opinion that the total liability owed is the responsibility of Novartis. In 2001, arbitration proceedings were initiated by Novartis against the Company in relation to this matter. In July 2003, the dispute between Novartis and the Company related to this matter was settled. The Company is presently evaluating the net effect of the settlement and expects to recognize income from the event in the third quarter of 2003.


ENVIRONMENTAL MATTERS

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company's policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management's opinion, the Company substantially complies with all such laws.

In the agreement on the Company's spin-off from Novartis, Novartis agreed to reimburse the Company 50% of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company's assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any cleanup at such site).

The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company's obligation to indemnify is unlimited in time or amount. Novartis' environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated.

Clean-up of the most significant sites has been or is nearly completed except for two major sites, the status of which are described below.

At its Toms River, New Jersey site the Company began implementation of a large bio-remediation project that is expected to take eight to ten years to complete. Based on management's current estimates, the Company's environmental provisions are adequate to cover the expected costs to complete this remediation plan.

In 2001, an action was filed against the Company's subsidiary in the United States in New Jersey state court seeking compensation for alleged property damage. The case is still in litigation, but the Company does not believe the outcome of this case will have any material adverse impact on its financial position. In 2002, the Company's subsidiary in the United States received notice of three potential personal injury claims in connection with the Toms River site. No lawsuits, however, have yet been filed with respect to these claims. The Company does not believe these additional claims have merit and does not believe that these additional claims will have any material adverse impact on its financial position or results of operations.

The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The remediation effort could require up to fifteen years to complete. In management's opinion, based on the current remediation plans, the Company's environmental provisions are adequate to cover the Company's share of the expected costs to complete the remediation at this site.

In the Basel region several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the 'Interessengemeinschaft Deponiesicherheit Regio Basel', an association of the involved pharmaceutical and chemical enterprises (including the Company). As of June 30, 2003, no remedial actions have been defined or required in a legally binding form.

In management's opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company's operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

CONTACT
Ciba Specialty Chemicals Inc.
Klybeckstrasse 141
CH-4002 Basel
Switzerland
Tel. +41 61 636 1111
Fax +41 61 636 1212

INTERNET ADDRESS
www.cibasc.com

GROUP COMMUNICATIONS
For media inquiries, please contact:

HEADQUARTERS
SWITZERLAND
Thomas Gerlach
Tel. +41 61 636 4444
Fax +41 61 636 3019

UNITED STATES
Kevin Bryla
Tel. +1 914 785 2692
Fax +1 914 785 2211

JAPAN
Chisato Akamatsu
Tel. +81 3 5403 8220
Fax +81 3 5403 8223

SINGAPORE
Carolyn Lo
Tel. +65 6890 6130
Fax +65 6890 6107

UNITED KINGDOM
Sally Seed
Tel. +44 1625 888 288
Fax +44 1625 619 002

INVESTOR RELATIONS
For investor or analyst inquiries,
please contact:

HEADQUARTERS
SWITZERLAND
Matthias A. Fankhauser
Tel. +41 61 636 5081
Fax +41 61 636 5111

SHARE REGISTER
To report shareholder
address or other changes,
please contact:

SHARE REGISTER
Ciba Specialty Chemicals Holding
Inc.
P.O. Box
CH-4002 Basel
Switzerland
Tel. +41 61 636 5791 or
+41 61 636 3559
Fax +41 61 636 5243

This report is published in both English and German.
{copyright} Ciba Specialty Chemicals Inc. 2003
Value beyond chemistry
CIBA SPECIALTY CHEMICALS INC.
Klybeckstrasse 141
CH-4002 Basel
Switzerland